ASSET SALE, PURCHASE AND TRANSFER AGREEMENT

This Asset Sale, Purchase and Transfer Agreement (this "Agreement") is made between Asian Trends Media Holdings, Inc., a Nevada corporation ("Seller"), and the collective former shareholders of Global Mania Empire Management Ltd. (“Global Mania”), a Hong Kong company, namely Kwong Kwan Yin Roy, Dragon Billion International Limited, and Wong Wing Fung Charlie, each an individual resident of Hong Kong (collectively referred to as “Buyers") on this 21st day of January 2011.

RECITALS:

A.  Seller currently owns 100% of Better Global Inc. (“Better Global”), a British Virgin Islands company. Better Global currently owns 100% of Asian Trends Broadcasting Inc., a British Virgin Islands corporation (“AT BVI”). AT BVI currently wholly-owns five subsidiaries, Global Mania Empire Management Ltd., a Hong Kong company, Votex Entertainment Company Limited, a Hong Kong company (“Votex”), Asian Trends Broadcasting Corporation Limited, a Hong Kong company (“AT HK”), Great China Media Limited, a Hong Kong Company (“GCM”) and Great China Game Limited, a Hong Kong Company (“GCG”).

B. GCM and GCG are recently-formed entities that were formed with the purpose of establishing potential business opportunities related to GME. At the time of this Agreement, there are no current or projected significant operations occurring within either GCM or GCG.

C. Seller desires to sell AT BVI and its subsidiaries Global Media, GCM and GCG,, to Buyers according to the terms and conditions as set forth herein (the “Transferred Asset”).

D. Following the closing of this Agreement, Better Global shall own 100% of the subsidiaries Votex and AT HK.

It is therefore agreed as follows:

1.  Sale, Purchase and Transfer of Transferred Asset.

Subject to the terms and conditions of this Agreement, at the Closing referred to herein, Seller agrees to sell, transfer and assign and Buyers agree to purchase and accept on the terms stated herein, all of Seller's right, title and interest in and to the Transferred Asset, specifically AT BVI and its subsidiaries Global Media, GCM and GCG, including, without limitation, the following:.

        1.1  Real Property.

(a). Any and all real property of the Transferred Asset.

(b).  Buildings, Improvements and Easements. All buildings and improvements, all roads, bridges, permits, servitudes, and easements, owned or leased by the Transferred Asset or which the Transferred Asset has a right to use and on or appurtenant to the Properties.

(c).  Other Rights.  All other contracts and rights specifically relating to the Transferred Asset and operations related thereto including, but not limited to, contracts, contract rights, leases, servitudes, permits, licenses, notifications, approvals and authorizations of governmental bodies, to the extent assignable.

         1.2  Personal Property. All of the personal property of the Transferred Asset shall be transferred, sold and assigned to Buyers, including, without limitation, the following (if applicable and in the possession of Seller):

(a).  Records. Seller's management and other records relating to the Transferred Asset and which, in the reasonable judgment and discretion of Seller, are segregated or segregatable by Seller from the overall records of Seller, including but not limited to inventory systems, hardware, software, records, customer lists, computers, office equipment and furniture.

(b).  Mobile Equipment, Machinery and Equipment.  The mobile equipment, machinery, equipment, tools, fixtures and furniture used  by Seller exclusively or primarily in connection with the Transferred Asset as such items listed thereon may have been sold, replaced, deleted or added in the ordinary course of business, together with certificates of title for motor vehicles which are licensed and owned by Seller.

(c).  Office Supplies.  The office supplies and forms, packaging materials and similar miscellaneous tangible personal property used by Seller exclusively or primarily in connection with the Transferred Asset.

(d).  Contracts.  All rights and obligations under those instruments not related to real property, including the contracts, leases, permits and licenses to the extent the same are assignable, including sales orders and commitments, purchase orders and commitments, agreements and contracts of Seller which relate to work or services to be performed for the Transferred Asset.

(e).  all of Seller's bank accounts, depository accounts, lockbox and other accounts and deposit books and all cash therein, and all other cash, cash equivalents, and securities, related to the Transferred Asset;

(f).  pension, retirement savings or other funded employee benefit plan assets related to the Transferred Asset;

(g).  tax refunds, security deposits and pledges and releases thereof, bonds and undertakings and releases thereof, all prepaid and deferred items (including prepaid rent and other prepaid expenses) and other credits, reimbursements and refunds to be made by third parties to Seller attributable in each case to periods prior to the Closing Date, whether such credits, reimbursements and refunds occur before or after the Closing Date related to the Transferred Asset;

(h).  accounts receivables reflected on Seller's books for goods invoiced, shipped, or delivered, and advance payments generated or incurred by or in connection with the (including allowances for deductions from remittances, employee advances, rebates, receivables, deposits on bids) and other receivables and claims including claims against third parties which arise from acts or events occurring prior to the Closing Date related to the Transferred Asset;

(i).  minute books, stock ledger records and related corporate records and partnership records of the Seller, or Affiliates of Seller, and all trade marks, trade names, and logos owned by Seller, and intellectual property related to the Transferred Asset;

(j).  any insurance policies, premiums, refunds and proceeds relating to the Transferred Asset;

(k).  all of Seller's personal property, rights and interests which are related primarily to the headquarters or partnership or corporate management of the Transferred Asset, including but not limited to the all office equipment, and  machinery, fixtures, furniture, office supplies, all computer hardware, software peripherals, computer programs and supplies, and computer licenses relating to the foregoing items, and all other similar personal property, rights and interests located at the Transferred Asset; and

(l).  all personal property which is owned by a third party but not leased by Seller which is in the custody of Seller, together with all other non-operating assets owned by any Affiliate of Seller which may be held by Seller.

          1.3  Assignment of Contracts.

(a).  Contracts Assignable Without Consent.  Seller agrees to assign or cause to be assigned to Buyers, as of the Closing, all of the rights of Seller under the Contracts that are assignable without consent of any third party and Buyers shall assume, as of the Closing, all obligations of Seller thereunder which arise before, at or after Closing.

(b).  Seller to Use Reasonable Efforts.  Anything in this Agreement to the contrary notwithstanding, Seller shall not be obligated to sell, assign, transfer or convey or cause to be sold, assigned, transferred or conveyed to Buyers, if applicable, any of its rights in and to any of the Contracts without first obtaining all necessary approvals, consents or waivers.  Seller shall use all reasonable efforts, and Buyers shall reasonably cooperate with Seller, to obtain all necessary approvals, consents or waivers, or to resolve any impracticalities of transfer necessary to assign or convey to Buyers, if applicable, each such Contract as soon as practicable; provided, however, that neither Seller nor Buyers shall be obligated to pay any consideration therefor except for filing fees and other ordinary administrative charges which shall be paid by Buyers to the third party from whom such approval, consent or waiver is requested.  Such approvals, consents, and waivers shall be in favor of Buyers.  In the event Seller obtains consent to assignment of a Contract prior to the Closing, Buyers shall assume, as of Closing, all obligations of

Seller thereunder which arise before, at or after the Closing, as though no consent was required.

(c).  If Waivers or Consents Cannot be Obtained.  To the extent that any of the approvals, consents or waivers referred to in have not been obtained by Seller as of the Closing, or until the impracticalities of transfer are resolved, Seller shall, during the remaining term of such Contracts, use all reasonable efforts to (i) obtain the consent of any such third party with the filing fees and ordinary administrative charges payable to such third party to be split equally by the parties; (ii) cooperate with Buyers in any reasonable and lawful arrangements designed to provide the benefits of such Contracts to Buyers, so long as Buyers fully cooperates with Seller in such arrangements; and (iii) enforce, at the request of Buyers and at the expense and for the account of Buyers, any rights of Seller arising from such Contracts against such issuer thereof or the other party or parties thereto (including the right to elect to terminate any such Contracts in accordance with the terms thereof upon the request of, and indemnification from, Buyers).

(d).  Non-assignability.   The rights and obligations of either party is not capable of being sold, assigned, transferred or conveyed without the approval, consent or waiver of the issuer thereof or the other party thereto, or any third person (including a government or governmental unit), or if such sale, assignment, transfer or conveyance or attempted assignment, transfer or conveyance would constitute a breach thereof or a violation of any law, decree, order, regulation or other governmental edict, this Agreement shall not constitute a sale, assignment, transfer or conveyance thereof, or an attempted assignment, transfer or conveyance thereof.

          1.4  Transferring Permits and Licenses.  Seller will assign, transfer or convey, or cause to be assigned, transferred or conveyed to Buyers at the Closing those permits and licenses, to the extent that any Contract or any claim, right or benefit arising thereunder are held or used by the Seller in connection with the Transferred Asset and which can be assigned without having to obtain the consent of any third party with respect thereto.  Seller will cooperate with Buyers in obtaining any third party consents necessary to the assignment or transfer of any other permits or licenses used or held by Seller in connection with the Transferred Asset which are so assignable or transferable; however, neither Seller nor Buyers shall be obligated to pay any consideration therefor except for filing fees and other ordinary administrative charges which shall be paid by Buyers to the third party from whom such approval, consent or waiver is requested.  Buyers shall assume, as of Closing, all obligations of Seller arising prior to, at or after Closing under those permits and licenses which can be transferred without having to obtain the consent of any third party and those permits and licenses for which consent to transfer is obtained prior to Closing.  Subsequent to the Closing, to the extent permitted by law, upon ninety (90) days prior written notice, Seller shall have the right to cancel any permits or licenses or any bonds, guarantees or undertakings by Seller applicable to the Transferred Asset to the extent such are not so assigned or transferred to Buyers pursuant to this Section.

          1.5.  Liabilities Assumed by Buyers; Liabilities Not Assumed by Buyers.

(a).  Assumed Liabilities.  Buyers shall, effective as of the Closing and without any further responsibility or liability of or recourse to Seller, or its directors, shareholders, officers, partners, employees, agents, consultants, representatives, successors, transferees or assignees, absolutely and irrevocably assume and shall be liable and responsible for the claims, liabilities, and obligations of Seller with respect to Transferred Asset, whether or not disclosed to Buyers, and whether or not occurring or arising prior to, at or after Closing.

2.  Consideration.  The Consideration submitted to Seller by Buyers for the Transferred Asset shall consist of the return by the Buyers and surrender to the Seller of a total of 22,147,810 shares of the Seller’s common stock (the “Surrendered Stock”). The Surrendered Stock shall be delivered to Seller’s counsel Vincent & Rees prior to Closing, along with all necessary executed and medallion guaranteed stock powers and any other document necessary for transfer.

The Seller shall be entitled, at its sole discretion, to transfer or cancel these Surrendered Shares in any manner approved and authorized by the Seller.

3.  Closing.

3.1  Date of Closing.  The Closing shall take place at such place and time as the parties may agree in writing, on January __, 2011, unless an earlier or later date are mutually designated by Seller and Buyers.  The foregoing date is the date on which the Sellers deeds to Buyers are to be recorded immediately prior to the delivery of the Purchase Price to Seller and is referred to in this Agreement as the "Closing" or "Closing Date".  Seller shall deliver possession of the Transferred Asset to Buyers on the Closing Date.

3.2  Documents to be Delivered by Seller .  At or prior to the Closing, Seller shall deliver, or cause to be delivered, the following:

(a).  documents of transfer, bills of sale, certificates of title and other instruments of transfer, dated the Closing Date, transferring to Buyers title to the Transferred Asset; and

(b).  documents evidencing the assignment and assumption of the Contracts to Buyers (together with any third-party consents required for such transfers) and the assignment and assumption of any permits and licenses (together with any third-party consents required for such transfers) not transferred pursuant to Section 3.4(a), and the Assignment, Acceptance, and Assumption Agreement described in Section 1.8.

          3.3  Documents to be Delivered by Buyers.  At or prior to the Closing Date, Buyers shall deliver the following:

(a).  documents evidencing the assignment and assumption of all Contracts and the assignment and assumption of all permits and licenses transferred by Seller to Buyers pursuant to Section 3.

(b).  a copy of the resolutions of the board of directors of Buyers authorizing the execution, delivery and performance of this Agreement by Buyers.

3.4 Transfer Taxes; Prorations.  Any recording fees, transfer taxes, or sales taxes payable as a result of the sale of the Transferred Asset shall be paid by Buyers.

4. Conduct of the Seller Pending Closing.

(a)  Between the date hereof and the Closing Date, Seller shall continue to operate the Transferred Asset in the ordinary course and in a manner reasonably consistent with its present operating plan.

(b)  Seller will not take any action, (i) the result of which will be to create a Material Adverse Effect on the value of the Transferred Asset, or (ii) which is both not reasonably consistent with its normal operating plan and not in the ordinary course of business, except as otherwise set forth in this Section 4.

(c) Notwithstanding the foregoing, the parties agree that, if the Closing Date is extended beyond January 21, 2011, Seller shall be deemed to be operating the Transferred Asset in the ordinary course of business from January 21, 2011, to the date the Closing actually occurs.

5.  Representations of Seller.  Seller represents to Buyers that:

5.1

Organization, Standing and Authority.  Seller is a corporation organized, existing, and in good standing under the laws of Florida.

5.2

Authorization of Agreement; Authority.  The execution, delivery and  performance of this Agreement by Seller has been duly authorized by all necessary corporate action of Seller, and this Agreement constitutes the valid and binding obligation of Seller, enforceable in accordance with its terms, except to the extent enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors' rights in general and subject to general principles of equity (regardless of whether such enforceability is considered in a proceeding inequity or at law).  The execution, delivery and performance of this Agreement by Seller will not (a) violate or conflict with the Seller's power and authority ; (b) constitute a violation of any law, regulation, order, writ, judgment, injunction or decree applicable to Seller; or (c) subject to the receipt of appropriate consents as specified in this Agreement as of the Closing Date and subject to the provisions of Section 1.6(d), conflict with, or result in the breach of the provisions of, or constitute a default under, any agreement, license, permit or other instrument to which Seller is a party or is bound or by which the Transferred Asset are bound.

5.3

Material Contracts.  All of the Material Contracts which are to be transferred to Buyers at Closing have not been further modified, or amended.  A Material Contract shall mean a Contract which involves payments, performance of services or delivery of goods by or to Seller after the Closing Date in an amount or value of five thousand dollars ($5,000.00) or more.

5.4

Litigation; Compliance with Laws. There are no judicial or administrative actions, proceedings or investigations pending or, to the best of Seller's knowledge, threatened, that question the validity of this Agreement or any action taken or to be taken by Seller in connection with this Agreement. There is no claim, litigation, proceeding or governmental investigation pending or, to the best of Seller's knowledge, threatened, or any order, injunction or decree outstanding which, if decided unfavorably, would cause Buyers to incur loss or damage in excess of five thousand dollars ($5,000.00) which has not or will not have been resolved by Seller prior to Closing.

5.5

Personal Property.  Seller has, or will have on the Closing Date, good and marketable title (which includes leasehold title if applicable) to the personal property to be transferred to Buyers on the Closing Date pursuant to subject to equipment leases, purchase money contracts, and similar security interests to be assumed by Buyers.

5.6   Disclaimer of Warranties and Representations From Seller; AS IS; Indemnity

(a).  Personal Property.  Except as otherwise expressly set forth in this Agreement, this Agreement is executed, and the personal property will be transferred, without any warranty of title, either express or implied, and without any express or implied warranty or representation as to the merchantability or fitness for any purpose of any of the equipment or other personal property included in the Transferred Asset, and without any other express or implied warranty or representation whatsoever.

(b).  Real Property.   Except as otherwise expressly set forth in this Agreement, this Agreement is executed, and the real property including will be transferred, without any warranty of title, either express or implied, except warranties (if any) contained in the deed(s) conveying the real property included in the Transferred Asset, and without any express or implied warranty or representation as to the merchantability of any of the real property included in the Transferred Asset, acreage, legal access, operations or encroachments or any other condition affecting the Transferred Asset.

(c).  Disclaimer.  Except as otherwise expressly set forth in this Agreement, the transaction contemplated hereby shall be without any express, implied, statutory or other warranty or representation as to the condition, quantity, quality, fitness for particular purpose, freedom from vices or defects, conformity to models or samples of materials or merchantability of any of the Transferred Asset, their fitness for any purpose, and without any other express, implied, statutory or other warranty or representation whatsoever.  In addition, except as otherwise expressly set forth in this Agreement, Seller makes no warranty or representation, express, implied, statutory or otherwise, as to the accuracy or completeness of any data, reports, records, projections information or materials now, heretofore or hereafter furnished or made available to the Buyers in connection with this Agreement including, without limitation, any description of the Transferred Asset, pricing assumptions, or the environmental condition of the Transferred Asset or the portions affected by the Endangered Species Act or any other materials furnished or made available to Buyers by Seller or its agents or representatives; any and all such data, records, reports, projections, information and other materials furnished by Seller or otherwise made available to Buyers are provided to Buyers as a convenience, and shall not create or give rise to any liability of or against Seller; and any reliance on or use of the same shall be at Buyers’ sole risk.

6.  Representations of Buyers.  Buyers represents to Seller as follows:

6.1

Buyers’ Organization.  Dragon Billion International Limited a corporation organized, existing and in good standing and has the full corporate power and authority to enter into and to perform this Agreement.

6.2

Authorization of Agreement.  The execution, delivery and performance of this Agreement by Buyers have been duly authorized by all necessary corporate action of Buyers, and this Agreement constitutes the valid and binding obligation of Buyers enforceable against it in accordance with its terms, except to the extent enforceability may be limited by bankruptcy, insolvency or other similar laws affecting the enforcement of creditors' rights in general and subject to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

6.3  Consents of Third Parties.  The execution, delivery and performance of this Agreement by Buyers will not (a) violate or conflict with the articles of organization or by-laws of Buyers; or (b) constitute a violation of any law, regulation, order, writ, judgment, injunction or decree applicable to Buyers.

6.4  Litigation.  There are no judicial or administrative actions, proceedings or investigations pending or, to the best of Buyers’ knowledge, threatened, that question the validity of this Agreement or any action taken or to be taken by Buyers in connection with this Agreement. There is no litigation, proceeding or governmental investigation pending or, to the best of Buyers’ knowledge, threatened, or any order, injunction or decree outstanding, against the Buyers that, if adversely determined, would have a material effect upon Buyers’ ability to perform its obligations under this Agreement.

7.  Further Agreements of the Parties.

7.1  Access to Information.  Buyers shall have access to information and other Transferred Asset for due diligence investigation purposes and to facilitate an orderly transition in the management of that Transferred Asset in anticipation of Closing.  In addition, Seller will make available to Buyers its financial statements and shall cooperate and instruct Seller's independent auditors to cooperate, at Buyers’ expense, in preparing the financial statements   which Buyers will, or such Designee may, be required to file with the Securities Exchange Commission.

7.2  Notice of Changes and Events.  Each party shall promptly notify the other party in writing, and furnish to such party any information that such party may reasonably request, with respect to the occurrence of any event or the existence of any state of facts that would (i) result in the party's representations and warranties not being true if they were made at any time prior to or as of the Closing Date, or (ii) impair the party's ability to perform its obligations under this Agreement.

7.3  Expenses.  Except as otherwise specifically provided in this Agreement, Buyers and Seller shall bear their own respective expenses incurred in connection with this Agreement and in connection with all obligations required to be performed by each of them under this Agreement.

7.4  Publicity.  Buyers and Seller shall consult with each other before issuing any public announcement or press release concerning the transactions contemplated by this Agreement and, except as may be required by applicable law or regulation or rule of any stock exchange or organized securities market on which the securities of Buyers or Seller's securities listed or traded, will not make a public announcement or issue a press release prior to such consultation.  If Buyers or Seller is so required to make a public announcement or issue a press release such party shall use its best efforts to inform the other party hereto prior to making or issuing it.

7.5  Preservation of Records.

(a).  Buyers agree that, without expense to Seller, Buyers (i) shall preserve and keep the records and (b) shall give Seller reasonable access to such records and to personnel during regular business hours if needed for any bona fide purpose.

(b). Buyers agree that Buyers shall not destroy the records described in Subsection (a).

7.6  Confidentiality.  Seller and Buyers hereto covenant and agree that the terms and provisions of this Agreement and all information and data obtained in connection with this Agreement shall be treated as Confidential.  If this Agreement is terminated for any reason, the foregoing covenant shall survive the termination; if this Agreement is not so terminated, then the foregoing covenant shall be deemed terminated at Closing.

7.7   Termination.  This Agreement shall be terminated at any time prior to the Closing:

           (a).  by mutual written agreement executed by Seller and Buyers; or

(b).  by either party if applicable law prohibits the consummation of the sale and purchase of the Transferred Asset pursuant to this Agreement or if, at the Closing Date, any action, proceeding or investigation shall have been instituted or threatened in writing by any governmental agency seeking to enjoin, restrain, prohibit, impose material conditions upon or obtain substantial damages in respect of, the transactions contemplated by this Agreement.

8.  Default; Remedies; Arbitration.

8.1  Default; Remedies.  Time is of the essence of this Agreement. If either party fails or refuses to carry out this Agreement according to its terms, the other party shall be entitled to the remedies set forth below.

8.2  Arbitration.  This Agreement shall not be subject to termination except as specifically provided in this Agreement.  Any question, controversy or claim arising under or relating to this Agreement, including without limitation any such matter pertaining to an alleged event having a Material Adverse Effect or any adjustment of the Purchase Price, or for any breach hereof, shall be settled by arbitration in accordance with the rules of the American Arbitration Association and the provisions of the laws of Florida relating to arbitration, as said rules and laws are in effect on the date of this Agreement.  The arbitration shall be conducted in Las Vegas, Florida, by and before a single arbitrator, who is experienced in the problem or problems in dispute, to be agreed upon by the Seller and Buyers, or if they are unable to agree upon an arbitrator within ten (10) days after written demand by either party for arbitration, then, at the written request of either party, the arbitrator shall be appointed by the American Arbitration Association, Proceedings to obtain a judgment with respect to any award rendered hereunder shall be undertaken in accordance with the law of the State of Florida including the conflicts of laws provisions thereof.

            Each party shall pay one-half of the arbitrator's fees and expenses.  Upon application to the arbitrator, the parties shall be entitled to limited discovery, including only exchange of documents and only depositions on such terms as the arbitrator may allow for purposes of fairness and to reduce the overall time and expense of the arbitration.

9.  Indemnification and Related Matters.

9.1  Indemnification.

(a).  Buyers agree to save, defend, indemnify and hold Seller and its officers and directors, parents, subsidiaries, affiliates, predecessors, successors and assigns (and their respective officers, directors, employees and agents) harmless from and against any loss, claims, liabilities, damages, costs and expenses, including attorneys' fees incurred with respect to third parties ("Damages") resulting from, based upon, or arising out of:

(i)  any breaches, occurring before, at or after Closing, of Contracts, Long Term Leases, permits, licenses, and all other agreements and obligations transferred or assigned to Buyers;

(ii)  the operation, management or condition  of the Transferred Asset or Business or, whether arising before, at or after the Closing, excluding only those matters covered by Section 8 above; and

(iii)  all matters assumed by the Buyers pursuant to any and all provisions of this Agreement or any related agreement.

(iv)  all actions, claims, suits, proceedings, demands, assessments, judgments, costs and expenses, including attorneys' fees (incurred with respect to third parties), with respect to the foregoing.

9.2  Determination of Damages; Claims.  In calculating any amounts payable to Seller pursuant to Section 9 (a), Buyers shall receive credit for (i) any reduction in tax liability as a result of the facts giving rise to the claim for indemnification, and (ii) any insurance recoveries.

10.  Miscellaneous.

10.1  Finders.  Buyers and Seller respectively represent and warrant that they have not employed or utilized the services of any broker or finder in connection with this Agreement or the transactions contemplated by it.  Buyers shall indemnify and hold Seller harmless from and against any and all claims for brokers' commissions made by any third party as a result of this Agreement and transactions contemplated hereunder to the extent that any such commission was incurred, or alleged to have been incurred, by, through or under Buyers.

10.2  Entire Agreement.  This Agreement (contains, and is intended as, a complete statement of all of the terms of the arrangements between the parties with respect to the matters provided for, supersedes any previous agreements and understandings between the parties with respect to those matters, and cannot be changed or terminated orally.

10.3  Governing Law.  Seller and Buyers each hereby consent to personal jurisdiction in any action brought with respect to this Agreement and the transactions contemplated hereunder in Florida and to the arbitration described in Section 8 of this Agreement shall be governed by and construed in accordance with the law of the State of  Florida.

10.4  Notices.  All notices and other communications under this Agreement shall be in writing and shall be deemed given when delivered personally or mailed by registered mail, return receipt requested, to the parties at the following addresses (or to such address as a party may have specified by notice given to the other party pursuant to this provision):

            If to Buyers to:

Global Mania Empire Management Ltd.

Suite 1902

19th Floor

Tower II

Kodak House

Quarry Bay

Hong Kong

            If to Seller, to:

Asian Trends Media Holdings, Inc.

Suite 1902

19th Floor

Tower II

Kodak House

Quarry Bay

Hong Kong

10.5  Severability.  The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement which shall remain in full force and effect.

10.6  Further Assurances and Assistance.  Buyers and Seller agree that each will execute and deliver to the other any and all documents, in addition to those expressly provided for herein, that may be necessary or appropriate to effectuate the provisions of this Agreement, whether before, at or after the Closing.  Seller agrees that, at any time and from time to time after the Closing, it will execute and deliver to Buyers such further assignments or other written assurances as Buyers may reasonably request to perfect and protect Buyers’ title to the Transferred Asset.

10.7  Survival.  The terms, covenants, agreements, representations and warranties contained in or made pursuant to this Agreement together with all indemnities and undertakings contained herein shall survive the Closing, subject to the time limits specified herein, if any, delivery of the Purchase Price and delivery and/or recordation of the instruments of conveyances and assignment, bills of sale, assignments of contract rights and other closing documents, and shall not be deemed to have been merged in any of the documents delivered at the Closing, irrespective of any investigation made by or on behalf of any party.

10.8  Waiver.  Any party may waive compliance by another with any of the provisions of this Agreement.  No waiver of any provision shall be construed as a waiver of any other provision.  Any waiver must be in writing and signed by the party waiving such provision.

10.9  Binding Effect; Assignment.  This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns.  Except as expressly set forth herein, nothing in this Agreement shall create or be deemed to create any third party beneficiary rights in any person or entity not a party to this Agreement, including any such person or entity asserting rights as a third party beneficiary with respect to environmental matters.  No assignment of this Agreement or of any rights or obligation hereunder may be made by either party (by operation of law or otherwise) without the prior written consent of the other and any attempted assignment without the required consent shall be void; provided, however, that no such consent shall be required of Buyers to assign its rights under this Agreement to one or more Designees, but no such assignment by Buyers of its rights or obligations hereunder shall relieve

Buyers of any of its obligations to Seller under this Agreement.  Further, no such consent shall be required of Seller to assign its rights or obligations under this Agreement to one or more Affiliates of Seller, but no such assignment by seller of its rights or obligations hereunder shall relieve Seller of any of its obligations to Buyers hereunder.

10.10    Counterparts.  This Agreement may be executed in counterparts, each of which shall be an original, but which together shall constitute one and the same Agreement.

10.11  No Recordation.  Neither this Agreement nor a memorandum hereof shall be recorded in any jurisdiction or public record.

10.12  Transitional Services.  At the request of Seller, Buyers will continue to provide accounting, payroll, and general administration services to Seller for a reasonable period of time after the Closing on a basis consistent with past practice.

10.13 No Presumptions.  This Agreement is a result of negotiations between Seller and Buyers, both of whom are represented by counsel of their choosing.  No presumption shall exist in favor of either party concerning the interpretation of the documents constituting this Agreement by reason of which party drafted the documents.

IN WITNESS WHEREOF, the parties have duly executed and delivered this Agreement of Substitution effective as of the date first above written.

SELLER:

BUYERS:

ASIAN TRENDS MEDIA HOLDINGS, INC.

/s/________________________________

/s/____________________________

Yau Wai Hung

Kwong Kwan Yin Roy

Chief Executive Officer

/s/____________________________

Dragon Billion International Limited

/s/____________________________

Wong Wing Fung Charlie